UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.        )*

KAR Auction Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

48238T109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48238T109	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) PCap KAR, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 48238T109	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Parthenon Investors II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 48238T109	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) PCIP Investors
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 48238T109	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) J&R Founders’ Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 48238T109	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Parthenon Investors III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 48238T109	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) J&R Advisors F.F., LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 48238T109	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) William C. Kessinger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 48238T109	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Brian P. Golson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 48238T109	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) David J. Ament
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 48238T109	13G

Item 1.

	(a)	Name of Issuer KAR Auction Services, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 13085 Hamilton Crossing Boulevard, Carmel, Indiana 46032

Item 2.

	(a)	Names of Persons Filing

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

PCap KAR, LLC Parthenon Investors II, L.P. PCIP Investors J&R Founders’ Fund II, L.P. Parthenon Investors III, L.P. J&R Advisors F.F., LLC William C. Kessinger Brian B. Golson David J. Ament

(collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A and is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

	(b)	Address of Principal Business Office or, if none, Residence c/o Parthenon Capital Partners One Federal Street, 21st Floor Boston, Massachusetts 02110

	(c)	Citizenship

PCap KAR, LLC—Delaware

Parthenon Investors II, L.P.—Delaware

PCIP Investors—Delaware

J&R Founders’ Fund II, L.P.—Delaware

Parthenon Investors III, L.P.—Delaware

J&R Advisors F.F., LLC—Delaware

William C. Kessinger—United States

Brian B. Golson—United States

David J. Ament—United States

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Common Stock”)

	(e)	CUSIP Number 48238T109

CUSIP No. 48238T109	13G

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Not applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
	(a)	Amount beneficially owned: 0

Through their investment in KAR Holdings II, LLC, the Reporting Persons hold a pecuniary interest in approximately 5.7% of the shares of Common Stock owned of record by KAR Holdings II, LLC but do not share voting or investment power with respect to such shares.

	(b)	Percent of class: 0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 48238T109	13G

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

PCAP KAR, LLC

By:	/s/ David J. Ament

David J. Ament
Authorized Signatory

PARTHENON INVESTORS II, L.P.

By:	/s/ David J. Ament

David J. Ament
Authorized Signatory

PCIP INVESTORS

By:	/s/ David J. Ament

David J. Ament
Authorized Signatory

J&R FOUNDERS’ FUND II, L.P.

By:	/s/ Brian P. Golson

Brian P. Golson
Authorized Signatory

PARTHENON INVESTORS III, L.P.

By:	/s/ David J. Ament

David J. Ament
Authorized Signatory

J&R ADVISORS F.F., LLC

By:	/s/ Brian P. Golson

Brian P. Golson
Authorized Signatory

/s/ William C. Kessinger
William C. Kessinger, Individually

/s/ Brian P. Golson
Brian P. Golson, Individually

/s/ David J. Ament
David J. Ament, Individually

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G with respect to the common stock, par value $0.01 per share, of KAR Auction Services, Inc., and any subsequent amendments thereto, is filed jointly on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this agreement shall be included as an exhibit thereto.

The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group or have agreed to act as a group.

Dated: February 14, 2013

PCAP KAR, LLC

By:	/s/ David J. Ament

David J. Ament
Authorized Signatory

PARTHENON INVESTORS II, L.P.

By:	/s/ David J. Ament

David J. Ament
Authorized Signatory

PCIP INVESTORS

By:	/s/ David J. Ament

David J. Ament
Authorized Signatory

J&R FOUNDERS’ FUND II, L.P.

By:	/s/ Brian P. Golson

Brian P. Golson
Authorized Signatory

PARTHENON INVESTORS III, L.P.

By:	/s/ David J. Ament

David J. Ament
Authorized Signatory

J&R ADVISORS F.F., LLC

By:	/s/ Brian P. Golson

Brian P. Golson
Authorized Signatory

/s/ William C. Kessinger
William C. Kessinger, Individually

/s/ Brian P. Golson
Brian P. Golson, Individually

/s/ David J. Ament
David J. Ament, Individually